Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION OF

SERIES C PREFERRED STOCK

OF

SUNHYDROGEN, INC.

1. The name of the corporation is SUNHYDROGEN, Inc., a Nevada corporation (the “Corporation”).

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation of the Corporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

This series of the Corporation’s Preferred Stock shall be designated “Series C Preferred Stock”. The number of shares constituting the Series C Preferred Stock shall be Twelve Thousand (12,000) shares. The total face value of this entire series is One Million Two Hundred Thousand Dollars ($1,200,000.00). Each share of Series C Preferred Stock shall have a stated face value of One Hundred Dollars ($100.00) (“Stated Value”), and is convertible into shares of fully paid and non-assessable shares of common stock (“Common Stock”) of the Corporation in accordance with Section 3 below. The Series C Preferred Stock shall have the rights, preferences and privileges set forth below:

Section 1. Dividends. The holders of outstanding shares of the Series C Preferred Stock (the “Holders”) shall be entitled to receive out of any funds and assets of the Company legally available prior and in preference to any declaration or payment of any dividend on the common stock of the Company (the “Common Stock”), cumulative dividends, at an annual rate of 10% of the Stated Value (the “Preferred Dividend”). The Preferred Dividend will accrue commencing on the date of issuance of the Series C Preferred Stock and shall be payable in cash or shares of Common Stock. Dividends payable in Common Stock shall be determined by dividing the amount of dividend payable per share of Series C Preferred Stock by a price per share equal to 75% multiplied by the average 5-day closing price of the Company’s publicly traded Common Stock preceding the payment date. The Preferred Dividend shall be paid no later than 10 days after the end of each calendar quarter.

In the event the Company shall declare or pay a dividend on its shares of Common Stock (other than dividend payable in shares of Common Stock), the holders of Series C Preferred Stock shall also be entitled to receive payment of such dividend on an as-if-converted basis with respect to the Series C Preferred Stock.

In the event that the Corporation shall pay dividends under this Section 1 in shares of Common Stock, the number of dividend shares distributed to Holder shall not exceed the limits set forth in Section 3(c) below, Limitations of Conversions, and the remaining balance of dividend shares shall accrue on the books on the Corporation in favor of the Holders. The Holders may at any time request the distribution of any accrued stock dividend, subject to the limitations of Section 3(c) below, by sending a written notice to the Corporation.

Section 2. Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holder of each outstanding share of the Series C Preferred Stock shall be entitled to receive, out of the assets of the Corporation available for distribution to its shareholders upon such liquidation, whether such assets are capital or surplus of any nature, before any payment shall be made or any assets distributed to the holders of the Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) One Hundred Dollars ($100.00) for each such share of the Series C Preferred Stock (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to such shares), plus all dividends, if any, declared and unpaid thereon as of the date of such distribution, or (ii) such amount per share as would have been payable had all shares of Series C Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. The amount which a holder of a share of Series C Preferred Stock is entitled to receive under this Section 2 is hereafter referred to as the “Liquidation Amount”.

(a) If the assets to be distributed pursuant to this Section 2 to the holders of the Series C Preferred Stock shall be insufficient to permit the receipt by such holders of the full preferential amounts aforesaid, then all of such assets shall be distributed among such holders of Series C Preferred Stock ratably in accordance with the number of such shares then held by each such holder.

(b) The sale of all or substantially all of the Corporation’s assets, any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the Corporation’s voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred, excluding (i) any consolidation or merger effected exclusively to change the domicile of the Corporation and (ii) any conversion of the shares of Series C Preferred Stock, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 2; provided, however, that and in the event of a deemed liquidation event under this Section 2, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to be paid only out of the consideration payable to stockholders in such deemed liquidation event (the “Available Proceeds”).

In the event of a deemed liquidation event pursuant to this Section 2(b), if the Corporation does not effect a dissolution of the Corporation under Nevada law governing distributions within ninety (90) days after such deemed liquidation event, then (i) the Corporation shall send a written notice to each holder of Series C Preferred Stock no later than the ninetieth (90th) day after the deemed liquidation event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series C Preferred Stock, and (ii) if the holders of a majority of the number of outstanding shares of Series C Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such deemed liquidation event, the Corporation shall use Available Proceeds, all to the extent permitted by Nevada law governing distributions to stockholders, on the one hundred fiftieth (150th) day after such deemed liquidation event, to redeem all outstanding shares of Series C Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series C Preferred Stock, the Corporation shall redeem a pro rata portion of each holder’s shares of Series C Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Nevada law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2, the Corporation shall not expend or dissipate the consideration received for such deemed liquidation event, except to discharge expenses incurred in connection with such deemed liquidation event.

Section 3. Conversion. The Series C Preferred Stock shall be subject to conversion into Common Stock upon the following terms and conditions:

(a)	Timing and Mechanics of Conversion.

The Holder has the right, at any time, at its election, to convert shares of Series C Preferred Stock into shares of Common Stock, provided that the Company has enough authorized shares of Common Stock to issue upon each conversion of the Preferred Stock. The conversion price shall be $0.00095 (the “Conversion Price”), subject to adjustments described in Section 3. The number of shares of Common Stock receivable upon conversion of one share of Series C Preferred Stock equals the Stated Value divided by the Conversion Price. A conversion notice (the “Conversion Notice”) may be delivered to Corporation by method of Holder’s choice (including but not limited to email, facsimile, mail, overnight courier, or personal delivery), and all conversions shall be cashless and not require further payment from the Holder. If no objection is delivered from the Corporation to the Holder, with respect to any variable or calculation reflected in the Conversion Notice within 24 hours of receipt of the Conversion Notice, the Corporation shall have been thereafter deemed to have irrevocably confirmed and irrevocably ratified such notice of conversion and waived any objection thereto. The Corporation shall deliver the shares of Common Stock from any conversion to the Holder (in any name directed by the Holder) within three (3) business days of Conversion Notice delivery. If the Corporation is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer (“FAST”) program, then upon request of the Holder and provided that the shares to be issued are eligible for transfer under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or are effectively registered under the Securities Act, the Corporation shall cause its transfer agent to electronically issue the Common Stock issuable upon conversion to the Holder through the DTC Direct Registration System (“DRS”). If the Corporation is not participating in the DTC FAST program, then the Corporation agrees in good faith to apply and cause the approval for participation in the DTC FAST program.

(b)	Conversion Delays. If Corporation fails to deliver shares in accordance with the timeframe stated in this Section 3, then for each conversion, in the event that shares are not delivered by the fourth business day (inclusive of the day of conversion), a penalty of $1,500 per day shall be assessed for each day after the third business day (inclusive of the day of the conversion) until share delivery is made; and such penalty may be converted into Common Stock at the Conversion Price or payable in cash, at the sole option of the Holder (under the Holder’s and the Corporation’s expectations that any penalty amounts shall tack back to the original date of the issuance of Series C Preferred Stock, consistent with applicable securities laws).

(c)	Limitation of Conversions. In no event shall the Holder be entitled to convert any Series C Preferred Stock, such that upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Series C Preferred Stock or the unexercised or unconverted portion of any other security of the Corporation subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of Series C Preferred Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock. For purposes of the proviso of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso, provided, further, however, that the limitations on conversion may be waived by the Holder upon, at the election of the Holder, not less than 61 days prior notice to the Corporation in writing, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver).

(d)	Adjustment to Conversion Price for Stock Dividends, Consolidations and Subdivisions. In case the Corporation at any time after the first issuance of a share of the Series C Preferred Stock shall declare or pay on the Common Stock any dividend in shares of Common Stock, or effect a subdivision of the outstanding shares of the Common Stock into a greater number of shares of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in shares of the Common Stock), or shall combine or consolidate the outstanding shares of the Common Stock into a lesser number of shares of the Common Stock (by reclassification or otherwise), then, and in each such case, the Conversion Price (as previously adjusted) in effect immediately prior to such declaration, payment, subdivision, combination or consolidation shall, concurrently with the effectiveness of such declaration, payment, subdivision, combination or consolidation, be proportionately adjusted.

(e)	Adjustments for Reclassifications and Certain Reorganizations. In case the Corporation at any time after the first issuance of a share of the Series C Preferred Stock shall reclassify or otherwise change the outstanding shares of the Common Stock, whether by capital reorganization, reclassification or otherwise, or shall consolidate with or merge with or into any other corporation where the Corporation is not the surviving corporation but not otherwise, then, and in each such case, each outstanding share of the Series C Preferred Stock shall, immediately after the effectiveness of such reclassification, other change, consolidation or merger, be convertible into the type and amount of stock and other securities or property which the holder of that number of shares of the Common Stock into which such share of the Series C Preferred Stock would have been convertible before the effectiveness of such reclassification, other change, consolidation or merger would be entitled to receive in respect of such shares of the Common Stock as the result of such reclassification, other change, consolidation or merger.

(f)	Fractional Shares. No fractional shares of the Common Stock shall be issuable upon the conversion of shares of the Series C Preferred Stock and the Corporation shall pay the cash equivalent of any fractional share upon such conversion.

(g)	Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of the Common Stock, solely for the purpose of effecting the conversion of the Series C Preferred Stock, such number of shares of the Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series C Preferred Stock; and if at any time the number of authorized but unissued shares of the Common Stock shall not be sufficient to effect the conversion of all outstanding shares of the Series C Preferred Stock, the Corporation will take such corporate action as is necessary to increase its authorized by unissued shares of the Common Stock to such number of shares as shall be sufficient for such purpose.

Section 4. Notices. Any notice required by the provisions of this Certificate of Designation to be given to holders of shares of the Series C Preferred Stock shall be deemed given three days following the date on which mailed by certified mail, return receipt requested, postage prepaid, addressed to such holder at the address last appearing on the books of the Corporation for such holder or given by such holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the principal office of the Corporation, or upon personal delivery to the aforementioned address.

Section 5. Voting Rights. Except as required by law or as specifically provided herein, the Holders of Series C Preferred shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting); provided, however, that each Holder of outstanding shares of Series C Preferred shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting.

Section 6. Protective Provisions. So long as any shares of the Series C Preferred Stock shall remain outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock voting together as one class alter or change the rights, preferences or privileges of the shares of the Series C Preferred Stock so as to affect adversely such shares or rights of the holders of the Series C Preferred Stock or otherwise alter or amend this Certificate of Designation; or

The Corporation hereby covenants and agrees that the Corporation will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders. Notwithstanding anything to the contrary, the Company may designate additional series of Preferred Stock provided such designations do not violate this Section 6.

Section 7. Status of Converted Stock. In the event any shares of the Series C Preferred Stock shall be converted pursuant to Section 3 above, the shares so converted shall be cancelled and shall revert to the Corporation’s authorized but unissued Preferred Stock.

Section 8. Transferability. This Series C Preferred Stock shall be transferable and may be assigned by the Holder, to anyone of its choosing without Corporation’s approval subject to applicable securities laws. Holder covenants not to engage in any unregistered public distribution of the Series C Preferred Stock when making any transfers or assignments.

Section 9. Notices. Any notice required hereby to be given to the holders of shares of the Series C Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of the Corporation for such holder or given by such holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the principal office of the Corporation, or upon personal delivery to the aforementioned address.

Section 10. Miscellaneous.

(a) The headings of the various sections and subsections of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(b) Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(c) Except as may otherwise be required by law, the shares of the Series C Preferred Stock shall not have any powers, designations, preferences or other special rights, other than those specifically set forth in this Certificate of Designation.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Corporation on this 10th day of April, 2023.

SUNHYDROGEN, INC.

By:	/s/ Timothy Young
	Name:	Timothy Young
	Title:	President

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